

May 18, 2011

Via E-mail
Jimmy S. H. Lee, Chairman
Mercer International, Inc.
Suite 2840, 650 West Georgia Street
Vancouver, British Columbia
Canada, V6B4N8

> **RE: Mercer International, Inc.**
> **Form 10-K for year ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 0-51826**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended January 30, 2010

Exhibits

1. We note that exhibit 10.16 is missing exhibits, schedules and/or attachments. Please confirm that you will file this exhibit in its entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Susann Reilly at 202-551-3236 or Pamela Howell at 202-551-3357 with questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services